FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2010
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                 to
Commission file number 1-12317
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below
National Oilwell Varco, Inc.
401(k) and Retirement Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
National Oilwell Varco, Inc.
7909 Parkwood Circle Dr.
Houston, Texas 77036

REQUIRED INFORMATION
The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits — December 31, 2010 and 2009

(c)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2010; and

(d)	Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2010 and 2009, and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 24, 2011

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Cash	$10,375	$—
Receivables:
Employer contributions	26,606	26,272
Participant contributions	24,227	20,328
Notes receivable from participants	31,511,334	27,072,927
Sales not yet settled	—	497,576
Accrued income	—	3,191

Total receivables	31,562,167	27,620,294
Investments, at fair value	817,739,199	653,370,354

Total assets	849,311,741	680,990,648

Liabilities
Purchases not yet settled	—	177,954
Administrative fees payable	130,902	114,506

Total liabilities	130,902	292,460

Net assets reflecting investments at fair value	849,180,839	680,698,188
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,411,211)	(5,966,879)

Net assets available for benefits	$839,769,628	$674,731,309

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions:
Employer contributions	$48,926,036
Participant contributions	45,998,340
Participant rollovers	5,229,196
Investment income	16,687,970
Interest income on notes receivable from participants	1,534,425
Net appreciation in fair value of investments	101,092,830

Total additions	219,468,797

Deductions:
Benefits paid to participants	53,331,223
Corrective distributions	15,796
Administrative expenses	1,083,459

Total deductions	54,430,478

Net increase	165,038,319

Net assets available for benefits at:
Beginning of year	674,731,309

End of year	$839,769,628

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of Plan
The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.
General
The Plan was established effective April 1, 1987 for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. Effective January 1, 2010, the Plan was amended to provide for the automatic enrollment and payroll deduction of 4% of a new eligible employee’s compensation as soon as practical following 60 days after employment.
The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the year ended December 31, 2010, the Company contributed $26,591,801 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.
Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.
Participant Loans
The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.
Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Wells Fargo, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 is not expected to have an effect on the Plan’s financial statements.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
Risks and Uncertainties
The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits at either December 31, 2010 or 2009 are as follows:

	December 31,
	2010	2009
National Oilwell Varco, Inc. Company Stock	$136,288,447	$95,596,688
PIMCO Total Return Instl Fund	93,987,628	82,617,990
Oakmark International I Fund	76,759,522	63,023,237
American Funds Growth Fund of America R5	70,138,776	59,276,704
Fixed Income Fund D	47,386,916	49,063,692
Davis NY Venture Y Fund	57,093,487	48,304,926
Fixed Income Fund A	48,508,677	45,029,255
Vanguard Mid Cap Index Ins Fund	52,889,441	38,915,792
Invesco Van Kampen Growth & Income I Fund	42,813,756	35,299,139
Fixed Income Fund L	49,632,521	—
Fixed Income Fund E	—	45,697,448

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2010, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

Common stocks	$51,924,331
Mutual funds	49,168,499

Net appreciation	$101,092,830

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
Common collective trust funds: Valued at the NAV of shares held by the Plan at year end. The NAV is based on the fair value of the underlying investments held by the fund.
Wrapper contracts: Valued at the present value of the difference between fees being paid for the wrappers and future fees that would be paid for a similar market based wrapper.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Company stock	$136,350,554	$—	$—	$136,350,554
Common collective trust funds:
Fixed income funds	—	183,330,028	—	183,330,028
Short term investment funds	—	24,164,519	—	24,164,519
Mutual funds:
Large growth	70,138,776	—	—	70,138,776
Large blend	57,093,487	—	—	57,093,487
Large value	42,813,756	—	—	42,813,756
Mid-cap blend	52,889,441	—	—	52,889,441
Small growth	18,734,945	—	—	18,734,945
Small value	23,824,026	—	—	23,824,026
Inflation-protected bond	14,595,769	—	—	14,595,769
Intermediate-term bond	93,987,628	—	—	93,987,628
Foreign large blend	13,541,403	—	—	13,541,403
Foreign large value	76,759,522	—	—	76,759,522
Money market	8,664,006	—	—	8,664,006
Wrapper contracts	—	—	345,235	345,235
Other assets	506,104	—	—	506,104

Total assets at fair value	$609,899,417	$207,494,547	$345,235	$817,739,199

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$95,596,688	$—	$—	$95,596,688
Common collective trust funds:
Fixed income funds	—	163,292,286	—	163,292,286
Short term investment funds	—	15,529,329	—	15,529,329
Mutual funds:
Large growth	59,276,704	—	—	59,276,704
Large blend	48,304,926	—	—	48,304,926
Large value	35,299,139	—	—	35,299,139
Mid-cap blend	38,915,792	—	—	38,915,792
Small growth	11,499,408	—	—	11,499,408
Small value	15,856,578	—	—	15,856,578
Inflation-protected bond	11,307,285	—	—	11,307,285
Intermediate-term bond	82,617,990	—	—	82,617,990
Foreign large blend	8,001,306	—	—	8,001,306
Foreign large value	63,023,237	—	—	63,023,237
Money market	4,382,317	—	—	4,382,317
Wrapper contracts	—	—	93,562	93,562
Other assets	373,807	—	—	373,807

Total assets at fair value	$474,455,177	$178,821,615	$93,562	$653,370,354

Level 3 Gains and Losses
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Wrapper
Contracts

Balance, beginning of year	$93,562
Purchases, sales, issuances, and settlements (net)	251,673

Balance, end of year	$345,235

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts
The Plan offers an investment called the National Oilwell Varco Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income securities that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income securities and the wrapper contracts.
In a synthetic GIC structure, the Plan makes investments in fixed income securities. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.
Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers, and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
The average yield earned by the Plan for all fully benefit-responsive investment contracts for the years ended December 31, 2010 and 2009 was 2.37% and 3.58%, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the years ended December 31, 2010 and 2009 was 4.04% and 4.71%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different than the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.
6. Related-Party Transactions
Certain investments of the Plan are managed by Wells Fargo, N.A., the trustee of the Plan, and therefore these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated August 19, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan as amended is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
8. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$839,769,628	$674,731,309
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,411,211	5,966,879

Net assets available for benefits per the Form 5500	$849,180,839	$680,698,188

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2010, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$165,038,319
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	9,411,211
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(5,966,879)

Net increase in net assets available for benefits per Form 5500	$168,482,651

9. Subsequent Events
Effective January 1, 2011, the Plan was amended to allow participants to designate their salary deferral contributions as Roth contributions.
Effective June 1, 2011, the Advanced Production and Loading 401(k) Retirement Plan was merged into the Plan.

Supplemental Schedules

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Plan No. 001 EIN 76-0488987
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010

Participant
Contributions
Transferred Late to	Total that Constitute Nonexempt Prohibited
Plan	Transactions
Check here
if Late				Total Fully
Participant		Contributions	Contributions	Corrected
Loan		Corrected	Pending	Under VFCP
Repayments	Contributions	Outside	Correction in	and PTE
are included: ☐	Not Corrected	VFCP	VFCP	2002-51

$736.99		$736.99 (1)

(1)	Represents delinquent participant contributions from various 2009 pay periods. The Company remitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2010.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Plan No. 001 EIN 76-0488987
Schedule H, Line 4(i) — Schedule of Assets
(Held At End of Year)
December 31, 2010

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

*National Oilwell Varco, Inc.	2,026,594 shares of common stock	$136,288,447
Weatherford International Ltd.	2,724 shares of common stock	62,107
Allianz Global Investors	Allianz NFJ Small Cap Value Instl Fund	23,824,026
American Funds	American Funds Growth Fund of America R5	70,138,776
Davis Funds	Davis NY Venture Y Fund	57,093,487
*Wells Fargo	ADV Money Market	8,664,006
Oakmark Funds	Oakmark International I Fund	76,759,522
PIMCO Funds	PIMCO Total Return Instl Fund	93,987,628
Van Kampen Funds	Invesco Van Kampen Growth & Income I Fund	42,813,756
Vanguard	Vanguard Small Cap Growth Index Instl Fund	18,734,945
Vanguard	Vanguard Mid Cap Index Ins Fund	52,889,441
Vanguard	Vanguard Inflation Protected Secs Instl Fund	14,595,769
Vanguard	Vanguard FTSE All-World ex-US Inv Fund	13,541,403
*Wells Fargo	Fixed Income Fund A	48,508,677
ING Life Insurance & Annuity	Wrapper Contract #MCA-60258, 4.43%	—
*Wells Fargo	Fixed Income Fund D	47,386,916
JP Morgan Chase Bank	Wrapper Contract #ANAT0IL02, 4.21%	243,917
*Wells Fargo	Fixed Income Fund L	49,632,521
Monumental Life Insurance Co.	Wrapper Contract #MDA00877TR, 5.18%	62,270
*Wells Fargo	Fixed Income Fund F	37,801,914
Pacific Life Insurance Co.	Wrapper Contract #G-27344.01.0001, 3.00%	39,048
*Wells Fargo	Short Term Investment Fund G	24,164,519
Various	Self-directed brokerage accounts	506,104
*Participant loans	Various maturities and interest rates ranging from 4.25% to 10.50%	31,511,334

		$849,250,533

*	Party in interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
June 24, 2011	/s/ Daniel L. Molinaro
Date	Daniel L. Molinaro
Member of the National Oilwell Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm